Exhibit (a)(9)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PETER P. WEIGARD, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	C.A. No.
v.	)
)
KERRY HICKS, LESLIE MATTHEWS,	)
MATS WAHLSTROM, JOHN	)
QUATTRONE, MARY BOLAND, and	)
HEALTH GRADES, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT FOR
BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief; except for his own acts, which are alleged on knowledge, as follows:

1.             Plaintiff brings this action on behalf of the public stockholders of Health Grades, Inc. (“Health Grades” or the “Company”) against Health Grades and its Board of Directors seeking equitable relief for their breaches of fiduciary duty arising out of a proposed transaction in which private equity film Vestar Capital Partners V, L.P., through its affiliates Mountain Acquisition Corp., Mountain Merger Sub Corp. and Mountain Acquisition Holdings, LLC (collectively, “Vestar”), is currently attempting to obtain all of the outstanding shares of Health Grades through a cash tender offer by means of an unfair process and for an unfair price of $8.20 per share of Health Grades common stock (the “Proposed Transaction”).  Vestar commenced the tender offer on August 10, 2010 and it is scheduled to expire on September 10, 2010.  The aggregate purchase price for the equity of Health Grades is approximately $294 million,

2.             The Health Grades Board, led by the Company’s self-dealing CEO and Chairman of the Board, Defendant Kerry Hicks, approved the Proposed Transaction in their own and others’ personal pecuniary self interest (including Kerry Hicks’ brother, David Hicks, who is an Executive Vice President of Health Grades).  Most egregiously, Defendant Hicks stands to reap more than $21 million through change of control payments and cashing out of otherwise illiquid restricted stock and unvested Equity Incentive Plan Awards, including millions of dollars resulting from a lucrative and undeserved “Amended and Restated Employment Agreement” and an “Amended and Restated Confidentiality and Noncompetition Agreement” that he entered into with the Company on July 27, 2010, the day the Proposed Transaction was approved by himself and the other Individual Defendants (the full Health Grades Board).  David Hicks was also the recipient of a lucrative and undeserved “Amended and Restated Employment Agreement” on July 27, 2010, and stands to receive more than $3.4 million in change of control payments and cashing out of otherwise illiquid restricted stock and unvested Equity Incentive Plan Awards).  These egregious windfalls serve absolutely no valid corporate purpose.

3.             The other four members of Health Grades’ five member Board, like Defendant Hicks, are also not disinterested or independent, as they too will reap large sums through the Proposed Transaction in pecuniary benefits not shared by the Company’s public stockholders generally.  Moreover, three out of the five Board members (Defendants Boland, Quattrone and Matthews) constitute Health Grades’ Compensation Committee and thus bear special responsibility and liability for the windfalls being given to the Hicks brothers and other members of senior management.

4.             Despite their clear duty to maximize stockholder value in this change of control transaction, the Individual Defendants utterly failed to do so, and the sales “process” they employed amounted to no real process at all.  There was no auction, no market check and no shopping of the Company.  Indeed, the Board failed to solicit even one other potential bidder to seek interest in acquiring Health Grades, dealing solely with Vestar throughout this entire “process” which was orchestrated and ran by Defendant Hicks without meaningful oversight.  Having done none of the things a reasonable Board selling the Company would do, Defendant Hicks and the rest of the Board approved the Proposed Transaction despite having no reliable grounds upon which to judge the adequacy of the price at which they were selling the Company to Vestar, and despite lacking adequate information as to the Company’s value.  Nor did the Board inform themselves of the best available transaction, search for the best value reasonably available to the Company and its stockholders, or try to ascertain what another suitor would offer in an open sales process.

5.             Not only did Defendant Hicks and the other directors unreasonably fail to conduct an auction or any pre-agreement market check, but they also wrongfully bound the Company to a merger agreement with Vestar that failed to include a post-signing “go- shop” period.  The merger agreement also contained a set of preclusive deal protection devices, including an unreasonable $9,550,000 termination fee that admittedly “may deter third parties who might be interested in exploring an acquisition of Health Grades,” as well as strict “no solicitation” and “standstill” provisions, and a “Top-Up” option granted to Vestar, that, together with the preclusive Tender and Support Agreements entered into by Defendant Hicks and members of his senior management team (collectively holding more than 21% of the Company’s shares), are operating to harm the Company’s stockholders by precluding other offers.

6.             As detailed below, the $8.20 per share consideration to be received by Health Grades’ public stockholders is inadequate and does not fully take into account the Company’s strong recent performance and prospects for continued growth.  Moreover, Citigroup Global Markets Inc. (“Citi”), the Company’s own financial advisor, performed a discounted cash flow analysis using projections prepared and provided to it by the Company’s management, that yielded valuations far higher than $8.20 per share.  In particular, using one of two sets of Company-prepared projections provided to it (the “Forecast”), Citi’s discounted cash flow analysis yielded a range of implied per share values of $12.22 to $15.10, with a midpoint of $13.66.  Even using the second, lower set of Company-prepared projections provided to it (the “Board Forecast”), Citi’s discounted cash flow analysis yielded a range of implied per share values of $7.85 to $9.62, with a midpoint of $8.74 — still well above the lowball $8.20 deal price.

7.             Additionally, on August 10, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.  The Recommendation Statement fails to provide the Company’s stockholders with material information and provides them with materially misleading information thereby preventing the stockholders from making an informed decision whether to tender their shares.

PARTIES

8.             Plaintiff Peter P. Weigard is, and has been at all relevant times, the owner of shares of common stock of Health Grades.

9.             Health Grades is a Delaware corporation.  It maintains its principal corporate offices at 500 Golden Ridge Road, Suite 100, Golden, Colorado, 80401, and is a leading independent healthcare ratings organization, providing quality ratings, profiles and cost information on hospitals, physicians, nursing homes and prescription drugs.  Health Grades’ common stock trades on the NASDAQ stock exchange under the ticker symbol “HGRD,” and its stock ownership structure is set forth in public filings with the SEC.

10.           Defendant Kerry Hicks (“Hicks”) is the Company’s President, Chief Executive Officer and Chairman of the Board.  Hicks, admittedly not an “independent” director, is one of the Company’s founders and has served as the Company’s Chief Executive Officer and as a director since inception in 1995.  Hicks stands to reap more than $21 million as a result of the Proposed Transaction in material benefits that are not shared by the Company’s stockholders generally.  This undeserved windfall includes at least $13,940,000 in cash consideration in lieu of the issuance of 1,700,000 shares to be issued upon a change of control such as the Proposed Transaction pursuant to the “Amended and Restated Confidentiality and Noncompetition Agreement” that he entered into with the Company on July 27, 2010 (the day the Proposed Transaction was approved by the Board), $4,717,854 in cash consideration for otherwise illiquid restricted shares of Company stock that Hicks is cashing out in the Proposed Transaction, and potentially $2,368,638 in cash severance payments.  Hicks entered into a Tender and Support Agreement to tender the 4,417,183 common shares that he holds (approximately 133% of Health Grades’ outstanding shares) in the Tender Offer.

11.           Defendant Mats Wahlstrom (“Wahlstrom”) has been a director of the Company since March 2009.  Among the special material benefits that Wahlstrom will receive upon consummation of the Proposed Transaction that are not shared by the Company’s stockholders generally is the $202,950 he will get through the cashing out of otherwise illiquid restricted Company stock. This is a material amount for Wahlstrom and has affected his decision.

12.           Defendant Mary Boland (“Boland”) has been a director of the Company since June 2006, and is a member of the Company’s Compensation Committee.  Among the special material benefits that Boland will receive upon consummation of the Proposed Transaction that are not shared by the Company’s stockholders generally is the $92,250 she will get through the cashing out of otherwise illiquid restricted Company stock.  This is a material amount for Boland and has affected her decision.

13.           Defendant John Quattrone (“Quattrone”) has been a director of the Company since November 2000, and is the Chair of the Company’s Compensation Committee.  Among the special material benefits that Quattrone will receive upon consummation of the Proposed Transaction that are not shared by the Company’s stockholders generally is the $79,950 he will get through the cashing out of otherwise illiquid restricted Company stock.  This is a material amount for Quattrone and has affected his decision.

14.           Defendant Leslie Matthews (“Matthews”) has been a director of the Company since December 1996, and is a member of the Company’s Compensation Committee.  Among the special material benefits that Matthews will receive upon consummation of the Proposed Transaction that are not shared by the Company’s stockholders generally is the $79,950 he will get through the cashing out of otherwise illiquid restricted Company stock.  This is a material amount for Matthews and has affected his decision.

15.           The Defendants set forth in ¶¶ 10 through 14 are collectively referred to as the Individual Defendants and/or Health Grades’ Board.  The Individual Defendants, as directors and officers of Health Grades, have a fiduciary relationship with Plaintiff and other public stockholders of Health Grades and owe to them the highest obligations of good faith, loyalty, due care and candor.  Further, in a change of control transaction such as the one here, the Individual Defendants owed an affirmative fiduciary obligation to obtain the highest value reasonably available to the Company’s stockholders.

16.           Moreover, as members of Health Grades’ Compensation Committee, Defendants Quattrone, Boland and Matthews had a special duty to oversee the development and implementation of the compensation programs for senior management.  Indeed, the Charter of the Compensation Committee specifically provides that among the “duties and responsibilities”

of the Committee are to “Establish compensation plans and programs for executive officers . . . including incentive and, equity-based plans and programs, any appropriate employment contracts . . . and severance or change in control arrangements.” (emphasis added)

17.           The Individual Defendants in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and care owed to Plaintiff and the other public stockholders of Health Grades.  Defendants are also violating their duty of candor by failing to disclose all material facts concerning the Proposed Transaction, particularly with respect to the fairness of the price offered for the stockholders’ equity interest.

CLASS ACTION ALLEGATIONS

18.           Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Health Grades common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

19.           This action is properly maintainable as a class action for the following reasons:

(a)           the Class is so numerous that joinder of all members is impracticable.  As of July 27, 2010, Health Grades had 30,534,195 common shares outstanding.

(b)           questions of law and fact are common to the Class, including, inter alia, the following:

(i)                                     Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)                                  Are the Individual Defendants, in connection with the Proposed Transaction, pursuing a course of conduct that does not maximize Health Grades’ value in violation of their fiduciary duties;

(iii)                               Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class; and

(iv)                              Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

(d)           Plaintiff’s claims are typical of those of the other members of the Class.

(e)           Plaintiff has no interests that are adverse to the Class.

(f)            The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)           Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background, its Strong Recent Performance, and its Position for Continued Growth

20.           Health Grades provides proprietary, objective ratings of hospitals, nursing homes and home health agencies.  The Company also provides detailed information on physicians, including name, address, phone number, years in practice, board certification, state and federal sanctions against them and many other items.  In addition, the Company offers services to hospitals in three major capacities: (1) professional services that help hospitals build a quality perception with their internal staff, consumers, and physicians; (2) professional services that help hospitals improve their clinical processes and quality; and (3) online marketing programs through the Company’s web properties that provide brand awareness for client hospitals.

21.           Millions of patients and many of the nation’s largest employers, health plans and hospitals rely on Health Grades’ quality ratings, advisory services and decision-support resources.  The Health Grades network of websites, including HealthGrades.com and WrongDiagnosis.com, is a top-ten health property according to ComScore and is the Internet’s leading destination for patients choosing providers.  Pursuant to the Company’s latest Annual Report, filed with the SEC on March 16, 2010, HealthGrades.com provides ratings or profile information for over 5,500 hospitals, over 800,000 physicians in more than 125 specialties, over 175,000 dentists in 10 specialties, over one million alternative specialty providers (e.g., acupuncturists, chiropractors, mental health professionals) in more than 40 specialties, and over 15,000 nursing homes.

22.           The Company has been performing very well recently, and had an outstanding 2009.  On February 17, 2010, the Company announced its results for the fourth quarter and year ending December 31, 2009.  Among the financial highlights for the full year 2009, the Company announced that:

•                  Ratings and advisory revenue increased $12.8 million, or 32%, to $52.5 million from $39.7 million for 2008;

•                  Operating income was $10.5 million, a $3.8 million increase, or 57%, over 2008; and

•                  Net income grew 51% to $7.1 million, from $4.7 million for 2008.

23.           The Company concluded 2009 with a very successful quarter reporting that (a) ratings and advisory revenue increased $3.1 million, or 28%, to $14.3 million from $11.2 million for the same quarter in 2008; (b) operating income was $2.4 million, a $0.9 million increase, or

56%, over the same quarter in 2008; and (c) net income nearly doubled to $1.9 million, from $1.0 million for the same period of 2008.

24.           The Company’s Internet Business Group did particularly well during 2009.  For the fourth quarter of 2009, revenue from that Group, which includes the sale of Health Grades’ quality reports and subscriptions to consumers, revenue from the Health Grades Connecting PointTM product and Internet advertising and sponsorship revenue, was $5.7 million, an increase of $2.8 million, or 98%, over the same period of 2008.  For the full year 2009, the Internet Business Group revenue was $18.6 million, an increase of $10.2 million, or 121%, over the year ended December 31, 2008.

25.           In the press release announcing the financial results, Defendant Hicks, the Company’s CEO and Chairman of the Board, commented on the Company’s successful year and future growth prospects, stating in part: “In a difficult economic environment, we are very pleased with our achievement of 32% annual revenue growth with operating margins of 20%.  In particular, the performance of our Internet Business Group exceeded expectations.  With annual growth of more than $10 million in this business, we are excited with the progress we have made.  More importantly to us, we believe we are positioned very well for continued growth in 2010.” In addition, the Company affirmed its full year guidance for ratings and advisory revenue growth of 20% over 2009.

26.           The Company’s success continued into 2010.  On April 21, 2010, the Company announced its strong results for the first quarter of 2010, reporting that:

•                  Ratings and advisory revenue increased $2.5 million, or 20%, to $14.9 million from $12.4 million for the same quarter in 2009;

•                  Operating income was $3.0 million, a $0.4 million increase, or 18%, over the same period in 2009; and

•                  Net income was $1.9 million compared to $1.6 million for the same quarter in 2009.

It was the Company’s 41st consecutive quarter of sequential revenue growth.

27.           Defendant Hicks commented on the Company’s highly successful quarter, stating in part: “We are very pleased with our first quarter results.  In particular, our operating margin of 20% was above our expectations given the investments we have made in our sales team as well as our product development efforts.” Continuing, Hicks stated: “Performance from our Internet Business Group continues to be stellar with revenue growth of 47% over the same period of 2009.  Our unique visitors continue to grow significantly on both Health Grades.com and WrongDiagnosis.com.  For the first quarter of 2010, total unique visitors was approximately 57.4 million compared to approximately 41.5 million for the same period of 2009, an increase of 38%.  We have a number of initiatives in process to continue to grow our unique website traffic and look forward to further our position as the dominant leader in healthcare provider selection.”

28.           On July 28, 2010, the Company reported its strong financial results for the second quarter of 2010.  Among the financial highlights, the Company reported that:

•                  Ratings and advisory revenue for the quarter increased $3.2 million, or 25%, to $15.6 million from $12.5 million for the same period in 2009;

•                  Operating income was $3.6 million, a $0.9 million increase, or 34%, over the same period in 2009; and

•                  For the six months ended June 30, 2010, the Company generated $7.8 million in cash flow from operations.  As of June 30, 2010, the Company had $24.6 million in cash and cash equivalents, a 29% increase over the balance at December 31, 2009.

29.           In a July 28, 2010 conference call with securities analysts regarding the Company’s strong second quarter 2010 results, Defendant Hicks further noted that for the first six months of the year, “[W]e made significant progress against several of our key initiatives [and] we are pleased with the results.”

30.           Despite its recent strong performance and position for further growth, the Board agreed to enter into the Proposed Transaction at an unfairly low price.  In a press release dated July 28, 2010, the Company announced that it had entered into a merger agreement with Vestar, stating, in part:

Golden, Colorado and New York, New York, July 28, 2010 — Vestar Capital Partners V, L.P. (“Vestar”) and Health Grades, Inc. (Nasdaq:HGRD) (“HealthGrades”) today announced a definitive agreement for an affiliate of Vestar to acquire all of the outstanding shares of HealthGrades for $8.20 per share...The aggregate purchase price for the equity of HealthGrades is approximately $294 million (which consists of approximately 35.9 million shares, inclusive of all shares of common stock outstanding, securities convertible into common stock and shares of common stock issuable pursuant to a noncompete agreement with an executive officer).

Under the teams of an agreement unanimously approved by the Board of Directors of HealthGrades, an affiliate of Vestar will commence an all-cash tender offer no later than August 10, 2010.  The offer will be conditioned upon the acquisition by Vestar’s affiliate of at least a majority of HealthGrades’ shares on a fully-diluted basis pursuant to the tender offer and purchases pursuant to tender and support agreements, and other customary closing conditions including regulatory approval.  Executive officers of HealthGrades beneficially owning approximately 21% of HealthGrades’ fully diluted shares have entered into agreements to support the transaction and to tender or otherwise sell shares to Vestar’s affiliate.  Following completion of the tender offer, the affiliate of Vestar will acquire all of the remaining publicly-held shares of HealthGrades at $8.20 per share through a second-step merger.

The Price is Unfair

31.           The $8.20 per share consideration Health Grades stockholders are to receive in the Proposed Transaction is grossly inadequate, and fails to fully take into account the Company’s strong recent performance and position for continued growth set forth above.

32.           Moreover, Citigroup Global Markets Inc. (“Citi”), the Company’s financial advisor, performed a discounted cash flow analysis of the Company in which it calculated an implied per share value of the Company using the projected free cash flows of the Company through year 2014 based upon forecasts provided to it and prepared by the Company’s management.  Citi’s discounted cash flow analysis yielded valuations as high as $15.10 per share, well above the Proposed Transaction consideration.

33.           Specifically, the Company provided Citi with two sets of projections: (a) the “Forecast,” which assumed, among other things, that the Company would not experience any material challenges through 2014, and (b) the “Board Forecast,” which assumed, among other things, lower revenue growth than the Forecasts and also assumed that Health Grades “will face challenges in the form of increased competition from third parties, slower adoption of its products by existing and potential customers and greater expenditures of resources.” According to the Recommendation Statement, while Company management believed, and the Health Grades’ Board of Directors agreed, that the “Board Forecast more realistically reflects the challenges that Health Grades is likely to face,” Citi was advised that all of these projections “reflect[] the best currently available estimates and judgments of the Company’s management as to the Company’s future financial performance.”

34.           Using the Forecast, Citi’s discounted cash flow analysis calculated an implied value range of the Company of $12.22 to $15.10 per share — with a midpoint of $13.66 — well above the Proposed Transaction consideration.  Even using the purportedly “more realistic” Board Forecast, Citi’s discounted cash flow analysis yielded an implied value range of the Company of $7.85 to $9.62 per share — with a midpoint of $8.74 — still well above the $8.20 Proposed Transaction consideration.

35.           Citi also performed a selected companies analysis, in which Citi calculated an implied per share equity value range of the Company by comparing Health Grades to companies it deemed similar to the Company.  Based on the selected companies analysis, Citi calculated an implied per share equity value of the Company to be as high as $9.34 per share using the Forecast and $8.74 per share using the Board Forecast.

36.           In addition, the Proposed Transaction represents a mere 3.9% premium based on the $7.89 price Health Grade stock traded at as recently as May 10, 2010, and just 29% based on the closing price of Health Grades stock the day prior to the announcement of the Proposed Transaction.  Notably, on December 21, 2009, a Bloomberg article entitled “CEOs paying 56% M&A Premium Shows Stocks May be Cheap” reported that “[t]he average premium in mergers and acquisitions in [2009] which U.S. companies were the buyer and seller rose to 56% this year from 47 percent last year [2008]....” Thus, the Proposed Transaction premium is well below the average premium in like transactions during 2009.

37.           Further, at least one Wall Street analyst had a price target of $9.00 per share before the Proposed Transaction was announced.

38.           Given all of these facts, the consideration Health Grades stockholders are to receive is unfair and inadequate.  Vestar is picking up Health Grades at the most opportune time, at a time when Health Grades is positioned for substantial further growth and its stock price is trading at a substantial discount to its intrinsic value.

39.           While the Board received an opinion from Citi that, subject to the assumptions, considerations, qualifications and limitations set forth therein, the consideration in the Proposed Transaction was “fair, from a financial point of view” to the Company’s public stockholders, Citi’s analyses, as set forth above, largely confirm the inadequacy of the $8.20 per share price that the public stockholders are to receive -including particularly Citi’s two discounted cash flow analyses, which yielded midpoint valuation ranges of $13.66 and $8.74 per share.

40.           Crucially, Citi’s opinion was skewed from the outset as it admittedly relied, “without independent verification” upon the internal financial forecasts adjusted and prepared by Health Grade’s management and is based upon Citi’s discussions with members of the senior management of the Company.  Relying upon conflicted management’s biased numbers and information, Citi admittedly did not make and was not provided with any “independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) . . . of the Company.”

41.           Moreover, Citi admittedly “was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or part of the Company, nor was Citi requested to consider, and its opinion did not address, the Company’s underlying business to effect the [Tender] Offer or the Merger, the relative merits of the [Tender] Offer or the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.”

42.           Despite its reliance upon management’s projections and the special benefits Defendant Hicks, his brother David Hicks and the rest of management and the Individual Defendants are to receive through the Proposed Transaction, Citi pointedly “expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to the Company’s chairman and chief executive officer

[Defendant Hicks] or any other officers, directors or employees of any parties to the [Tender] Offer and the Merger, or any class of such persons, in itself or relative to the consideration proposed to be paid to the holders of [s]hares in the [Tender] Offer and the Merger.”

43.           Moreover, Citi’s opinion is tainted by conflicts of interest, including that at least $3 million of Citi’s minimum $3.5 million fee is contingent upon completion of the Proposed Transaction with Vestar.  Additionally, Citi and its affiliates “in the past provided, currently are providing and in the future may provide, services to Vestar and its affiliates and portfolio companies of Vestar.” Defendants have failed to disclose the nature or extent of the services that Citi is “currently” providing to Vestar, or the services it “in the future may provide.” As set forth in detail below, Defendants have also failed to disclose a great deal of other material information concerning Citi’s opinion, as well as the dominating influence of Defendant Hicks and senior management on the “process.”

Flawed Sales Process and the Preclusive Deal Protection Devices

44.           On November 12, 2009, Roger Holstein, a Managing Director of Vestar, contacted Hicks to inquire whether Health Grades would be willing to engage in preliminary discussions regarding a possible acquisition transaction between Vestar and Health Grades.  Despite the fact that the Company was not currently for sale, the Company entered into a confidentiality agreement with Vestar and began engaging in discussions regarding a potential transaction.  Over the following months the two companies engaged in discussions and negotiations until the merger agreement and Tender and Support Agreements were executed on July 27, 2010.

45.           From the initial meeting in November 2009 through the entire “process” culminating in the execution of the merger agreement on July 27, 2010, the Board failed to conduct a market check and solicit interest from other potential acquirers.  Throughout this time, the Board failed to solicit even one party to seek interest in acquiring Health Grades.  Notably, while the Board discussed the possibility of either a “full or limited auction of the Company before signing an agreement,” including on December 8-9, 2009, February 18, 2010, March 16-17, 2010, and April 15, 2010, the Board unreasonably and disloyally failed to pursue such an auction, use a market check or other mechanism to maximize value for the Company’s public stockholders.(1)

46.           Not only did the Board fail to conduct a pre-signing market check, but it also entered into this unfair transaction despite the lack of a post-signing “go-shop” period.  Instead, the Board approved, on July 27, 2010, an operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”) that contained a set of onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.  The Merger Agreement and Proposed Transaction were announced on July 28, 2010.

47.           Among other preclusive devices, §7.6 of the Merger Agreement includes a strict “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Vestar.  This section also demands that the Company terminate any and all prior or ongoing discussions with any other potential suitors.  Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Vestar.

(1)   Notably, at a “dinner meeting” on April 13, 2010, between Kerry Hicks and Messrs. Holstein and Alpert of Vestar, Vestar’s representatives told Hicks that “it was Vestar’s assumption that existing management contracts and arrangements would remain in place.” Vestar also communicated that it “was not willing to participate in an auction or to have its agreement `shopped’ post-signing but it would be willing to provide Health Grades with a ‘fiduciary out’ subject to the payment of a corresponding termination fee.” Vestar’s representatives further stated at this meeting that “Vestar would require support agreements by Health Grades’ significant stockholders to tender their Shares into the offer.”

48.           Pursuant to §7.6 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Vestar of the bidder’s offer.  Should the Board determine thereafter that the unsolicited offer is superior, Vestar is granted five business days to amend the terms of the Merger Agreement to make a counteroffer that the Board must consider in determining whether the competing bid’s offer still constitutes a superior proposal.  Vestar is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, eliminating any leverage that the Company has in receiving the unsolicited offer.  In other words, the Merger Agreement gives Vestar access to any rival suitor’s bid and allows Vestar a free right to top any superior offer.  Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Vestar and piggy-back upon the due diligence of the foreclosed second bidder.

49.           In addition, the Merger Agreement provides that a preclusive termination fee of $9,550,000 must be paid to Vestar by Health Grades if the Company decides to pursue any other offer, thereby essentially requiring that the alternate bidder agree to pay a large premium for the right to provide the stockholders with a superior offer.

50.           Moreover, Defendant Hicks and members of his senior management team who collectively own approximately 21% of Health Grades’ common stock (his brother, David Hicks, Chief Financial Officer Allen Dodge and Chief Operating Officer Wes Crews) have entered into Tender and Support Agreements with Vestar in connection with the Proposed Transaction, pursuant to which these fiduciaries have agreed to, among other things, tender their shares in support of the Proposed Transaction and to vote against any action or agreement that would materially interfere with or prevent the Proposed Transaction.

51.           Further, the Individual Defendants unreasonably gave Vestar an irrevocable “Top-Up” option in the Merger Agreement that effectively ensures that Vestal- gains the shares necessary to effectuate the merger with no meaningful stockholder vote.

52.           Under the terms of the Merger Agreement, the tender offer is conditioned upon Vestar satisfying the Minimum Condition.  Health Grades currently has 34,356,148 shares outstanding on a fully diluted basis.  Pursuant to the Schedule TO filed by Vestar, the Minimum Condition will be satisfied if at least 12,821,364 shares are tendered prior to the close of the tender offer.  Approximately 7,153,802 of the Company’s shares are subject to Tender and Support Agreements.  Accordingly, Vestar needs to receive approximately 5,667,562 shares from the Company’s unaffiliated stockholders, a mere 20.8% of the total shares held by the Company’s unaffiliated stockholders, in order to satisfy the Minimum Condition.

53.           Pursuant to §2.2 of the Merger Agreement, if Vestar fails to acquire more than 90% of the shares outstanding through its tender offer, the “Top-Up” provision gives Vestar the option to purchase additional shares from the Company (up to the total number of authorized but unissued shares) in order to reach the 90% plus one share threshold necessary to effectuate a short-form merger.  The Company has 100 million authorized shares.  Using the Top-Up option, Vestar can purchase approximately 65,643,852 shares.  If Vestar does not reach this threshold, the merger is to go to a stockholder vote, with no majority of the minority voting provision.  As a result, even if Vestar fails to achieve the 90% plus one share threshold, it will still have a majority of the Company’s outstanding shares (pursuant to the shares it received from executing its Top-Up option) to unilaterally approve the Merger Agreement.  Indeed, as stated in the Recommendation Statement:

Following the Offer, if Purchaser has not acquired over 90% of the outstanding shares of the Company’s common stock and Purchaser cannot exercise the Top-

Up Option because doing so will not result in Purchaser acquiring over 90% of the outstanding shares of the Company’s common stock, a Company stockholder vote will be required to consummate the Merger.  In such case, the approval of the Merger at a meeting of the Company’s stockholders would be assured because of the Purchaser’s ownership of at least a majority of the shares of the Company’s common stock (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer.

(emphasis added.) Accordingly, by receiving only 20.8% of the Company’s unaffiliated stockholders’ shares, Vestar will be able to consummate the Proposed Transaction.

54.           Ultimately, these preclusive deal protection provisions improperly restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.  The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.  Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Vestar’s inadequate offer price.

Unique Material Financial Benefits to be Received by Health Grades’ Directors and Officers in the Proposed Transaction

55.           Each of the Individual Defendants have clear and material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Health Grades’ public stockholders.

56.           Among other special material benefits, each of the Individual Defendants currently holds restricted or otherwise illiquid shares of Health Grades that, prior to the acceptance time of the tender offer, will vest and no longer be subject to restrictions and will enable the Individual Defendants to cash them out at $8.20 per share.  The following chart shows the amount of restricted stock held by each Individual Defendant and the cash consideration each will receive upon tendering such restricted stock:

Name	Restricted Shares of Common Stock	Cash Consideration for Restricted Shares
Kerry R. Hicks	575,348	$4,717,854
Mary Boland	11,250	$92,250
Leslie Mathews	9,750	$79,950
John Quattrone	9,750	$79,950
Mats Wahlstrom	24,750	$202,950

57.           Defendant Hicks will receive more than $21 million not shared by the Company’s stockholders generally, including from the lucrative “Amended and Restated Employment Agreement” and “Amended and Restated Confidentiality and Noncompetition Agreement” that he entered into with the Company on July 27, 2010, the day he and the other Individual Defendants approved the Proposed Transaction.

58.           Among the wasteful aspects of these suspiciously timed agreements, which serve no valid corporate purpose, pursuant to §5 of the Amended and Restated Confidentiality and Noncompetition Agreement, Defendant Hicks will receive 1,700,000 shares of common stock — or their cash equivalent, $13,940,000, at the tender offer price — upon a change of control such as the Proposed Transaction.(2) Defendant Hicks further stands to improperly reap through the Proposed Transaction, inter alia, $4,717,854 from the cashing out of an additional 575,348 otherwise illiquid restricted shares that he holds, plus another $3,537,053 through cashing out unvested Equity Incentive Plan Awards.

(2)  Pursuant to Defendant Hicks’ employment agreement, if he “is terminated without cause or suffers a constructive termination upon a change of control, such as the completion of the [Tender] Offer, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year and any earned but unpaid salary and incentive compensation prorated through the date of termination.” Defendant Hicks base salary for 2009 was $400,038, and he also received for that year a bonus of $150,000, stock awards of $243,000, “non-equity incentive plan compensation” of $203,000 and “other” compensation of $91,723, for a total of 2009 of $1,087,761.

59.           Defendant Hicks’ brother, David Hicks, was also the recipient of an improper and wasteful “Amended and Restated Employment Agreement” on July 27, 2010, just before the Merger Agreement was signed.  The amendments in each of the Hicks brothers’ employment agreements “(i) delete the provision that would require the reduction of amounts payable to Mr. Kerry Hicks or Mr. David Hicks, as applicable, upon a change in control to the extent such amounts constitute Excess Parachute Payments, ‘under Section 280G and (ii) delete the requirement that Mr. Kerry Hicks or Mr. David Hicks, as applicable, reimburse [the Company] for any amount payable to Mr. Kerry Hicks or Mr. David Hicks, as applicable, upon a change in control that is disallowed by the Internal Revenue Service as a deductible expense of the Company.” (emphasis added).

60.           Moreover, also on July 27, 2010, just prior to the execution of the Merger Agreement, Defendant Hicks wrongfully caused the Company to enter into amendments to the “restricted stock agreements” with himself, his brother David Hicks and the other members of his senior management team (Allan Dodge, Wes Crews and Andrea Pearson), that “modify the definition of ‘change of control’ in the restricted stock agreements so that a change of control will be deemed to have occurred immediately prior to the Acceptance Time rather than upon the commencement of the [Tender] Offer,” and “restrict the application of the reductions relating to ‘Excess Parachute Payments’ under Section 280G of the [Internal Revenue] Code [] so that such reductions will apply only to those situations in which the reductions will be beneficial to the grantee on an after-tax basis.” (emphasis added).

61.           Defendant Hicks’ brother, David Hicks, further stands to gain at least $3,408,052 in special material benefits as a result of the Proposed Transaction, including, inter alia, $1,380,060 by cashing out 168,300 otherwise illiquid restricted shares; potentially $1,084,992 in cash severance payments and benefits upon a change of control such as the Proposed Transaction, plus another $943,000 through cashing out unvested Equity Incentive Plan Awards.

62.           As with Health Grades’ conflicted directors and the Hicks brothers, the other members of Defendant Hicks’ senior management team (Allan Dodge, Wes Crews and Andrea Pearson) substantially participated in the flawed sales “process” and were personally interested in the Proposed Transaction, as they will likewise reap substantial personal pecuniary benefits not shared by the Company’s stockholders generally, including the vesting of otherwise illiquid restricted stock, as well as the triggering of “change of control” provisions in their employment agreements.

63.           In particular, among these material and improper benefits, Chief Operating Officer Wes Crews stands to receive at least $2,943,770 ($1,968,000 by cashing out 153,300 otherwise illiquid restricted shares, $820,000 through cashing out unvested Equity Incentive Plan Awards, and potentially $155,770 in cash severance); Chief Financial Officer Allan Dodge stands to receive at least $2,251,090 ($1,257,060 by cashing out 153,300 otherwise illiquid restricted shares, $820,000 through cashing out unvested Equity Incentive Plan Awards, and potentially $174,030 in cash severance); and Executive Vice President Andrea Pearson stands to receive at least $1,134,299 ($791,300 by cashing out 96,500 otherwise illiquid restricted shares, $328,000 in unvested stock awards, and potentially $14,999 in cash severance).

64.           Further, under the Proposed Transaction, the surviving corporation is to indemnify the Individual Defendants and Health Grades’ executive officers for six years, and either maintain Health Grades’ directors’ and officers’ liability insurance, or to obtain a prepaid “tail” policy, “in each case covering acts or omissions prior to the Effective Time for a period of six years after the Effective Time, and covering all those persons who are currently covered by Health Grades’ directors’ and officers’ liability insurance.”

65.           Moreover, Vestar has assured Defendant Hicks of “Vestar’s assumption that existing management contracts and arrangements would remain in place.”

66.           These benefits and protections, among other aspects of the Proposed Transaction, caused the Individual Defendants to disregard their fiduciary duties to Health Grades and its public stockholders and rash to bind the Company to the acquisition by Vestar, rather than adequately inform themselves, seek other suitors and maximize stockholder value.

67.           Based on the above, the Proposed Transaction is unfair to Health Grades’ public stockholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

The Materially Misleading and Incomplete Recommendation Statement

68.           On August 10, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.  The Recommendation Statement fails to provide the Company’s stockholders with material information and provides them with materially misleading information thereby rendering the stockholders unable make an informed decision as to whether to tender their shares in support of the Proposed Transaction.

69.           Among other deficiencies, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Citi, the Company’s financial advisor, so that stockholders can properly assess the credibility of the various analyses performed by Citi and relied upon by the Board in recommending the Proposed Transaction.  In particular, the Recommendation Statement is deficient and should, but does not provide, inter alia, the following:

(i)                                     A description of the calculations made by Citi to calculate the “free cash flows” of the Company used by Citi in the Discounted Cash Flow Analysi;

(ii)                                  The manner in which Citi took “into account the trading multiples from the Selected Companies analysis” when selecting a terminal value range of 10.0x to 12.0x estimated EBITDA in the Discounted Cash Flow Analysis, and Citi’s rationale for selecting that terminal multiple range;

(iii)                               The calculations used by Citi to calculate the Company’s weighted average cost of capital (“WACC”) used in the Discounted Cash Flow Analysis, including betas, risk premiums, assumed capital structure and the “certain financial metrics” observed by Citi, as well as which “other publicly traded companies” were taken into account when calculating the Company’s WACC, and the manner in which such other publicly traded companies were taken into account;

(iv)                              The firm value and the LTM Revenue and LTM EBITDA multiples observed for each transaction in the Selected Precedent Transactions Analysis;

(v)                                 Health Grades’ LTM Revenue and LTM EBITDA as actually used in the Selected Precedent Transactions Analysis;

(vi)                              The meanings, as used by Citi in the Selected Precedent Transactions Analysis, of “straight debt,” “firm value” and “equity value” (including whether considered on a fully diluted basis), as well as the treatment of preferred stock and “in-the-money convertibles” in that analysis;

(vii)                           Whether Citi also calculated an implied per share equity value reference range of the Company using the LTM Revenue multiples observed in the Selected Precedent Transactions Analysis.  If so, the calculations and results of such analysis should be disclosed and if not, the Recommendation Statement should disclose the reasons for not doing so;

(viii)                        The criteria used to determine which companies were considered “similar” to the Company and were selected to be used in the Selected Companies Analysis;

(ix)                                The firm value and multiples observed for each company in the Selected Companies Analysis;

(x)                                   The criteria used to select the 12.5x to 18.0x range of 2010 EBITDA multiples used in the Selected Companies Analysis;

(xi)                                The reasons Citi “focused on the HCIT Companies” when calculating an implied per share equity value reference range in the Selected Companies Analysis;

(xii)                             The results and particulars of Citi’s “review [of] the historical trading prices and volumes for [the Company’s shares for the two and three-year periods ended July 23, 2010,” done as part of Citi’s Historical Stock Trading Analysis; and

(xiii)                          Whether Citi also calculated an implied per share equity value reference range of the Company using the 2011 EBITDA multiples and the 2010 and 2011 EPS multiples observed in the Selected Companies Analysis. If so, the calculations and results of such analyses should be disclosed and if not, the Recommendation Statement should disclose the reasons for not doing so.

70.           In addition, the Recommendation Statement should, but does not provide the full substance and details of the Forecast and Board Forecast — rather than a mere “summary” — including free cash flows,(3) capital expenditures, and other information necessary for the Company’s stockholders to make an informed decision on whether to tender their shares.

71.           Further, the Recommendation Statement states that “at the request of the Board after it reviewed the Forecast,” Health Grades’ management prepared the Board Forecasts, but it fails to disclose the reasons the Board asked Health Grades’ management to prepare the Board Forecasts, when such forecasts were prepared, and whether the Board Forecasts were provided to Vestar.

72.           The Recommendation Statement also fails to disclose material information concerning the events leading up to the Proposed Transaction, including the reasons the Board failed to conduct an auction, market check or shop the Company.  Specifically, the Recommendation Statement:

(3)  While the Recommendation Statement provides the results of Citi’s calculations of free cash flows that the Company could generate, it is undisclosed whether the Company itself provided to Citi or the Board considered any internal free cash flow projections.

(i)                                     Fails to disclose the reasons the Company determined to engage in discussions with Vestar regarding a potential acquisition in November 2009 considering that the Company was not currently up for sale;

(ii)                                  States that on December 8-9, 2009, February 18, 2010, March 16-17, 2010, and April 15, 2010 the Board discussed the possibility of engaging in either a “full or limited auction of the Company,” but fails to disclose the particulars and results of such discussions including whether the Board considered a specific universe of potentially interested parties;

(iii)                               Fails to disclose the reasons the Board asked management and Citi to “conduct additional sensitivity analyses” on February 12, 2010 as well as the nature of the sensitivity analyses that was conducted;

(iv)                              States that on May 13, 2010, the Board considered the fact that “while other parties had in the past expressed general interest in and had preliminary discussions with the Company, no party had made an offer to the Company in the last several years,” but fails to disclose why the Company did not follow up with any of these parties, how many parties had in the past engaged in such discussions with the Company, when those discussions occurred and the specifics of those discussions.  It is imperative that the full particulars be disclosed regarding all expressions or other indications of interest that the Company or its financial advisor(s) received before the “process” leading up to the Proposed Transaction;

(v)                                 Fails to disclose all of the factors taken into account by the Board on May 13, 2010 in determining that Vestar’s offer “was not likely to be exceeded by another potential bidder”;

(vi)                              States that on June 8 and 9, 2010, representatives of Citi “discussed with the Board their prior communications, in the course of routine industry coverage, with various strategic parties who might otherwise be interested in an acquisition of the Company,” but fails to disclose why Citi did not follow up with those parties, how many such parties Citi had communicated with and when such communications occurred;

(vii)                           States that on July 1 and July 26, 2010, the Board “discussed certain potential amendments to restricted stock and other employee compensation agreements,” but fails to disclose any information as to what was actually discussed, including the nature and specifics of such “potential amendments” and for whose benefit they were for;

(viii)                        Fails to disclose the full rationale for, and full details of, all material benefits that the Hicks brothers and the rest of senior management stand to receive through the Proposed Transaction, including the particulars of all discussions between Vestar and Kerry Hicks and/or other members of management regarding employment following the completion of the

Proposed Transaction, and whether and to what extent Vestar was involved in the July 27, 2010, amendments to compensation-related agreements for the Hicks’ brothers and other members of management; and

(ix)                                Fails to disclose the reasons the Board determined to structure the transaction in the form of a two-step tender offer followed by a merger as opposed to a one-step merger.

It is absolutely necessary for stockholders to receive a Recommendation Statement that provides all material disclosures related to the Company’s sale process, or lack thereof, in order for stockholders to be able to make an informed decision on whether to tender their shares in the Proposed Transaction.

73.           Additionally, the Recommendation Statement fails to disclose material facts concerning the Top-Up Option provided to Vestar, including all material terms of the Top-Up Option and the promissory note Vestar is to provide in exchange for it.  Among the information that should be, but is not disclosed is how the parties came to agree that the promissory note would be at an interest rate of 8% per annum, and all understandings concerning whether, when and to what extent repayment is to be made, if at all.

74.           The Recommendation Statement further neglects to provide stockholders with sufficient information to evaluate the pros and cons associated with strategic alternatives other than the sale of the Company, including the value associated with Health Grades remaining as a stand-alone company.  Such information is vital to stockholders in deciding whether to tender their shares in the Proposed Transaction.  In particular, the Recommendation Statement states as part of its reasons for recommending the Proposed Transaction, the Board “considered the other strategic opportunities reasonably available to Health Grades, including continuing to operate as an independent public company and the possibility of growing its business through acquisitions and internal growth while remaining an independent public company, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities,” but fails to disclose the full range of alternatives discussed, as well as the benefits and risks of each such alternative.

75.           Moreover, the Recommendation Statement fails to disclose the amount of compensation received and to be received by Citi from Vestar Capital Partners V, L.P., for services performed for Vestar Capital Partners V, L.P. in the past two years.  In addition, the Recommendation Statement states that Citi and its affiliates “currently are providing and in the future may provide, services to Vestar and its affiliates and portfolio companies of Vestar,” but fails to disclose the nature or extent of such services and the amount of compensation to be received by Citi for such services.

76.           Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I
Breach of Fiduciary Duty
(Against All Individual Defendants)

77.           Plaintiff repeats all previous allegations as if set forth in full herein.

78.           As directors of Health Grades, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty, good faith and due care.  The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize Health Grades’ value for the benefit of its public stockholders and requires enhanced scrutiny by the Court.

79.           As discussed herein, the Individual Defendants have breached their fiduciary duties to Health Grades stockholders by, inter alia, disloyally and unreasonably failing to engage in an honest and fair sale process, and by wasting valuable corporate assets in connection with the undeserved multi-million dollar windfall they are bestowing, despite the lack of any valid corporate purpose, upon Defendant Hicks and his brother, David Hicks in connection with the Proposed Transaction.

80.           As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of Health Grades’ value and will be prevented from benefiting from a value-maximizing transaction.

81.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

82.           Plaintiff and the Class have no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty — Disclosure
(Against All Defendants)

83.           Plaintiff repeats all previous allegations as if set forth in full herein.

84.           The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the tender decisions confronting Health Grades’ stockholders.

85.           As set forth above, the Individual Defendants have breached their fiduciary duty through materially misleading and inadequate disclosures and material disclosure omissions.

86.           As a result, Plaintiff and the Class members are being harmed irreparably.

87.           Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)          declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B)           enjoining, preliminarily and permanently, the Proposed Transaction;

(C)           in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)          directing that Defendants account to Plaintiff and the other members of the Class for all damages and waste caused by them and to account for all profits and special benefits obtained as a result of their breaches of their fiduciary duties (including, but not limited to, all undeserved or unreasonable compensation and payments made in connection with breaches of fiduciary duties);

(E)           awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and

(F)           granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

August 16, 2010	SMITH, KATZENSTEIN & FURLOW LLP

	By:	/s/ David A. Jenkins
David A. Jenkins (DE ID #932)
Stephanie S. Habelow (DE ID #5184)
800 Delaware Avenue
Suite 1000
Wilmington, DE 19899
Tel: (302) 652-8400
Fax: (302) 652-8405
Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP

Eduard Korsinsky, Esq.

Michael H. Rosner, Esq.

30 Broad Street, 15th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171

LAW OFFICE OF JOSEPH KLEIN

Joseph Klein, Esq.

1560 East 27th Street

Brooklyn, NY 11229

Tel: (718) 947-0005